Hi Team,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley Europe SE.

- Refreshed 7R Principal information
- Holding Company change from MSEHSE to MSI (we noticed that this change that we had previously submitted was not showing so have made it again)
- Question 3C
- Question 7
- Question 8
- Question 13b (updated)

Furthermore, as required, we have submitted all other relevant documentation:
- Opinion Counsel – no change
- 7R – no change

Please let me know if you have any queries.

Kind regards,
Samiul

**Karen Fenelon Smith, Executive Director**
**Morgan Stanley | Legal and Compliance**
**20 Bank Street | Canary Wharf | Floor 10**
**London, E14 4AD**
**Phone: +44 20 7677-2414**
**Karen.Fenelon@morganstanley.com**
**www.morganstanley.com**